SCHEDULE 13D/A
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a)

NUR Macroprinters Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M75165106
(CUSIP Number)

Fortissimo Capital Fund 14 Hamelacha Street Park Afek, Rosh Ha'ayin ISRAEL 48091 Telephone: 972 (3) 915-7400 Attention: Marc Lesnick
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 27, 2008
(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) x (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-*
	8	SHARED VOTING POWER 4,184,957
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,184,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,184,957
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.44%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* The ownership percentages set forth in this Amendment are based on 72,720,505 Ordinary Shares outstanding as of March 10, 2008, based on information provided by the Issuer.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund (Israel) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) x (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,184,957
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,184,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,742,048
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.89%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* The ownership percentages set forth in this Amendment are based on 72,720,505 Ordinary Shares outstanding as of March 10, 2008, based on information provided by the Issuer.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund (Israel-DP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) x (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,184,957
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,184,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,516
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* The ownership percentages set forth in this Amendment are based on 72,720,505 Ordinary Shares outstanding as of March 10, 2008, based on information provided by the Issuer.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) x (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,184,957
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,184,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,393
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* The ownership percentages set forth in this Amendment are based on 72,720,505 Ordinary Shares outstanding as of March 10, 2008, based on information provided by the Issuer.

This amendment amends the Schedule 13D filed on November 8, 2005 by Fortissimo Capital Fund GP, L.P. ("FFC-GP"), Fortissimo Capital Fund (Israel), L.P. ("FFC-Israel"); Fortissimo Capital Fund (Israel-DP), L.P. ("FFC-Israel-DP”); and Fortissimo Capital Fund, L.P. ("FFC Cayman") (FFC-GP, FFC-Israel, FFC-Israel-DP and FFC Cayman, collectively referred to herein as the "Reporting Persons"), with respect to ownership of the ordinary shares of Nur Macroprinters Ltd.

Item 5.  Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) Each of the Reporting Person's allocation is as follows:

Entity	Number of Shares	Number of Warrants	% beneficially owned *

FFC-GP	0	4,184,957	5.44%

FFC-Israel	0	3,742,048	4.89%

FFC-Israel -DP	0	333,516	0.46%

FFC Cayman	0	109,393	0.15%
__________

*Calculated on the basis of 72,720,505 Ordinary Shares outstanding as of March 10, 2008, based on information provided by the Issuer. The figures presented in the table are rounded to the nearest whole number. Percentage beneficially owned includes ordinary shares underlying warrants to purchase ordinary shares exercisable within 60 days.

FFC-Israel, FFC-Israel-DP and FFC Cayman invest together, in the framework of parallel private equity funds, which are managed by FFC GP. The pro-rata allocation among such entities is as follows: FFC-Israel - 89.42%; FFC-Israel-DP- 7.97%; and FFC Cayman - 2.61%.

FFC GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Reporting Persons. Accordingly, FFC GP is the beneficial owner of the shares held by each of the Reporting Persons. FFC GP, in its capacity as the general partner of each of the Reporting Persons, has the voting and dispositive power over the shares held by each of them. FFC GP may be deemed to be the indirect beneficial owner of the shares directly beneficially owned by the Reporting Persons.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days

(d)-(e) Only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the ordinary shares of the Issuer reported by this statement.

Item 6.	Interest in the Securities of the Issuer Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Fortissimo SPA

On March 27, 2008, Kanir LP, S. Nechama Investments (2008) Ltd., a private company wholly owned by Mr. Shlomo Nechama (“Nechama Investments”; and together with Kanir LP, the “Purchasers”), and the Reporting Persons entered into a Securities Purchase Agreement (the “Fortissimo SPA”). Pursuant to the terms of the Fortissimo SPA, on March 27, 2008, the Purchasers purchased from the Reporting Persons 25,714,285 Ordinary Shares and warrants to purchase 15,100,757 Ordinary Shares for aggregate consideration, which includes a control premium, of approximately $35.5 million, subject to downward adjustments over the subsequent two years pursuant to the terms of the Fortissimo SPA. One-third of the securities will be purchased by Kanir LP, and two-thirds will be purchased by Nechama Investments (the “Purchaser Proportions”). The Reporting Persons also assigned to the Purchasers their registration rights relating to the securities being sold.

Pursuant to the Fortissimo SPA, with respect to additional warrants to purchase 4,184,957 Ordinary Shares, the Purchasers granted the Reporting Persons a put option exercisable at $0.50 per warrant, and the Reporting Persons granted the Purchasers a call option exercisable at $0.80 per warrant, in each case, subject to equitable adjustments in the event of customary capitalization events or dividend distributions. Said options, which will be allocated between the Purchasers based on the Purchaser Proportions, are exercisable during the period commencing on March 27, 2009 and ending on the earlier to occur of (i) March 27, 2010 and (ii) the date on which such warrants have been listed for trade on a stock market.

Co-sale Undertaking

On March 27, 2008, certain individuals, including Mr. Shlomo Nechama, Ran Fridrich and Menahem Raphael, entered into a letter agreement with the Reporting Persons pursuant to which they undertook, severally and not jointly, to purchase warrants to purchase up to an aggregate of 8,000,000 Ordinary Shares at a purchase price of $0.435 per warrant, in the event that certain banks exercise their co-sale rights triggered by the Fortissimo SPA within the subsequent 14 days. In the event that these transactions are fully consummated, the banks, through the Reporting Persons, would sell to each of Messrs. Raphael and Fridrich warrants to purchase 768,356 Ordinary Shares and to Mr. Nechama warrants to purchase 5,694,931 Ordinary Shares.

Pursuant to the Fortissimo SPA, the Shareholders Agreement, dated as of October 31, 2005, between Kanir LP and the Reporting Persons was terminated, and the three directors that were designated by the Reporting Persons resigned from the Issuer’s Board of Directors.

Item 7.	Material to be Filed as Exhibits

11.	Securities Purchase Agreement, dated as of March 27, 2008, among Kanir LP, Nechama Investments and the Reporting Persons;

12.	Co-sale Undertaking Letter, dated March 27, 2008, among the Reporting Persons and certain individuals;

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2008

1. Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

____________________________

Yuval Cohen, Director

2. Fortissimo Capital Fund (Israel) LP

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

____________________________

Yuval Cohen, Director

3. Fortissimo Capital Fund (Israel-DP), L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

____________________________

Yuval Cohen, Director

4. Fortissimo Capital Fund, L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

____________________________

Yuval Cohen, Director

EXECUTION VERSION

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of March 27, 2008, by and among Kanir Joint Investments (2005) Limited Partnership (“Kanir”), and S. Nechama Investments (2008) Ltd. (“Nechama Investments”)(each, a “Purchaser” and together, the “Purchasers”), and the sellers listed on Schedule I hereto (each a “Seller” and collectively, the “Sellers”).

W I T N E S S E T H:

WHEREAS, the Sellers own an aggregate of 25,714,285 ordinary shares, par value NIS 1.00 per share (“Shares”), of Nur Macroprinters Ltd., a company organized under the laws of the State of Israel (“Nur”), and warrants to purchase 15,100,757 Shares of the Company at an exercise price of $0.40 per share (the “Anti-dilution Warrants”), as set forth on Schedule I hereto, which represent 35.36% of the Company’s outstanding Shares and 35.36% of the Company’s outstanding warrants, respectively;

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Purchasers desire to Purchase the Shares and Anti-dilution Warrants from the Sellers and the Sellers desire to sell the same to the Purchasers based on a price per share equal to the product of the net equity of Nur multiplied by 0.3536 multiplied by 1.10 (the “Price Formula”);

WHEREAS, the Sellers own additional warrants to purchase 4,184,957 Shares of the Company at an exercise price of $0.40 per share (the “Put/Call Warrants”) as set forth on Schedule I hereto, with respect to which the Purchasers or the Sellers, as the case may be, desire to grant to the other party an option under certain terms and conditions; and

WHEREAS, the Company has sold substantially all of its assets to Hewlett-Packard Company (“HP”) in consideration for cash pursuant to an Asset Purchase Agreement, dated as of December 9, 2007 (the “HP Agreement”), of which $14,500,000 has been deposited in escrow in accordance with the terms of the HP Agreement to cover potential liabilities of the Company (the “HP Escrow”).

NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Purchasers and the Sellers agree as follows:

SECTION 1.	DEFINITIONS

As used in this Agreement, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“Affiliate” of a specified Person shall mean a Person that directly or indirectly controls or is controlled by, or is under common control with, such specified Person. For this purpose, “control” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” shall mean a day other than a Friday or Saturday or other day on which banks in the State of Israel are not required or authorized to close.

“Company” shall mean Nur and each of its subsidiaries.

“Encumbrances” shall mean mortgages, charges, pledges, security interests, liens, encumbrances, actions, claims, demands, voting trusts, voting agreements, rights of first offer or refusal and equities of any nature whatsoever and howsoever arising and any rights or privileges capable of becoming any of the foregoing.

“Governmental Authority” shall mean any agency, department, court or any other administrative, legislative or regulatory authority of any U.S., Israeli or other governmental body.

“Person” shall mean an individual, partnership, joint-stock company, corporation, limited liability company, trust or unincorporated organization, and a government or agency or political subdivision thereof.

“Securities” shall mean the Shares and the Warrants, collectively.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended.

“Warrants” shall mean the Anti-dilution Warrants and the Put/Call Warrants, collectively.

SECTION 2.	PURCHASE AND SALE OF SECURITIES

2.1     Purchase and Sale of the Securities.

(a)     Subject to the terms and conditions set forth in this Agreement and in reliance upon each party’s representations set forth below, on the Closing Date, the Purchasers, severally and not jointly, shall purchase from each Seller and each Seller shall sell, transfer, convey and deliver to the Purchasers, free and clear of all Encumbrances, the Shares and Anti-dilution Warrants set forth opposite such Seller’s name in the applicable table on Schedule I hereto for the consideration specified in Section 2.1(b) below, as allocated on said Schedule I.

(b)     Subject to the adjustments set forth in Section 2.3 below, the aggregate consideration payable by both of the Purchasers, severally and not jointly, in accordance with their respective Purchaser Proportions (as defined below), for the Shares and Anti-dilution Warrants (the “Consideration”) shall be $35,485,713, which is based on the Price Formula, including a control premium. Except as otherwise indicated, all references in this Agreement to “$” or “dollars” shall be to US dollars (US$).

2.2     Closing.

(a)     The closing of the sale and purchase of the Shares and Anti-Dilution Warrants (the “Closing”) shall take place within three Business Days of the date hereof, subject to the satisfaction or waiver (by the applicable party) of all the conditions set forth in Sections 6 and 7, or such other date as the parties may agree in writing (the “Closing Date”), at the offices of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. or such other location as the parties shall mutually agree, provided, however, that if the Purchasers' financing is not complete by such date, then the Purchasers may defer the Closing by up to 14 days, in which case the First Payment shall increase by the amount of the interest that shall accrue on the First Payment during such period, at the rate of three-month LIBOR per annum.

(b)     Seller Deliverables. At the Closing, each Seller shall deliver or shall cause to be delivered to the respective Purchasers (A) any and all original certificates and instruments evidencing the Shares and the Anti-dilution Warrants and (B) instruments of sale, transfer, conveyance and assignment as the Purchasers as their respective counsel may reasonably request (the items mentioned in sub-clauses (A) and (B) shall be referred to collectively as the “Conveyance Documents”).

(c)     Purchaser Deliverables. At the Closing, the Purchasers, severally and not jointly, shall transfer or cause to be transferred 84.1% of the Consideration payable by such Purchasers (the "First Payment"), in accordance with their respective portions of the Securities as set forth on Schedule I (the “Purchaser Proportions”), to the respective Sellers in accordance with the Sellers’ respective portions of the Securities as set forth on Schedule I (the “Seller Proportions”). The balance of the Consideration shall be referred to herein as the “Withheld Amount”.

2.3     Subsequent Payments.

(a)      Interim Installment(s). Subject to Sections 2.3(b) and 2.3(c) below, promptly following each release, if any, of funds from the HP Escrow to the Company pursuant to the HP Agreement (including any amount constituting interest accrued on the escrowed funds), the Purchasers, severally and not jointly, in accordance with their respective Purchaser Proportions, shall transfer an aggregate amount equal to the product of 35.36% of the amount so released, to the respective Sellers in accordance with their respective Seller Proportions. Any amount payable to Sellers pursuant to this Section 2.3(a) or (c), except for any amount paid on account of the interest accrued on the HP Escrow, after making the applicable adjustments pursuant to Section 2.3, shall be increased by 10% of such amount.

(b)     Price Adjustment. Any interim installment pursuant to Section 2.3(a) above shall be subject to:

(i)
reduction in the event that any potential receivable of the Company has been finally resolved for an amount (which amount shall include any direct third-party fees and expenses incurred in resolving such matters) less than the amount estimated therefor as set forth in Schedule II; and/or

(ii)
reduction in the event that any potential liability of the Company has been finally resolved for an amount (which amount shall include any direct third-party fees and expenses incurred in resolving such matters) greater than the amount estimated therefor as set forth in Schedule II; and/or

(iii)
increase in the event that any potential receivable of the Company has been finally resolved for an amount (which amount shall include any direct third-party fees and expenses incurred in resolving such matters) greater than the amount estimated therefor as set forth in Schedule II; and/or

(iv)
increase in the event that any potential liability of the Company has been finally resolved for an amount (which amount shall include any direct third-party fees and expenses incurred in resolving such matters) less than the amount estimated therefor as set forth in Schedule II; and/or

(v)
reduction in the event that the Company suffers any claim, liability, loss, cost, damage or expense (including reasonable attorneys’ fees) (collectively, “Losses”) relating to a matter the grounds for which arose prior to the closing under the HP Agreement and that is not contemplated in Schedule II. Any settlement or payment of any such claim, and expenses shall require the prior written approval of the Sellers, which shall not be unreasonably withheld;

provided, however, that in the event that any potential receivable or liability of the Company has not been finally resolved but it has become reasonably foreseeable that it likely will be finally resolved for an amount (which amount shall include any direct third-party fees and expenses incurred in resolving such matters) less than the amount estimated therefor as set forth in Schedule II (in the case of a receivable) or greater than the amount estimated therefor as set forth in Schedule II (in the case of a liability), then the amount payable to the Sellers pursuant to this Section 2.3(b) shall be reduced by an appropriate amount pending the final resolution of such matter and the final payment to the Sellers pursuant to Section 2.3(c) below.

Any costs and expenses incurred by the Company with respect to its ongoing operations (including, but not limited to employee compensation and business expenses incurred by employees) and any Losses relating to matters the grounds for which arose following the closing of the HP Agreement shall not require a price adjustment.

The amount of any such reduction or increase pursuant to this Section 2.3(b) shall be equal to the product of 35.36% of the difference between the final resolution amount (or the reasonably foreseeable amount, as the case may be) and the estimated amount set forth in Schedule II, and the amount of any such reduction pursuant to clause (v) above shall be equal to the product of 35.36% of the applicable Losses. Two or more adjustments pursuant to the foregoing clauses shall be aggregated or offset, as the case may be. The parties shall share all information necessary to determine the adjustments contemplated hereby.

(c)     Final Payment. Promptly following the final release, if any, of funds from the HP Escrow to the Company pursuant to the HP Agreement, if after making the adjustments contemplated by Section 2.3(b) above, there shall still remain any potential receivables or liabilities of the Company that shall not have been finally resolved, whether or not they have been identified in Schedule II, or constitute potential Losses under Section 2.3(b)(v) above or otherwise, including without limitation, unresolved tax exposures, the parties shall negotiate in good faith to estimate the amounts that the Company would ultimately receive or pay upon final resolution of such matters in order to arrive at a final payment under this Agreement. In the event that the parties are unable to reach an agreement after 30 days following the commencement of negotiations on the matter, then the conflict shall be resolved pursuant to the procedure set forth in Section 9 below. In the event that (i) the final tax liabilities relating to the transaction effected pursuant to the HP Agreement exceeds $1,000,000 and (ii) the required adjustment pursuant to Section 2.3 results in an aggregate net reduction of the amount payable to the Sellers that exceeds the Withheld Amount less any amounts paid to the Sellers pursuant to Section 2.3, then each Seller, pro rata based on its Seller Proportion, shall promptly pay to the Purchasers, pro rata based on their respective Purchaser Proportions, the aggregate amount of such excess, up to a maximum of $354,000 in the aggregate (which equals 35.36% of the maximum amount of $1,000,000).

2.4       Put Option and Call Option.

Commencing on the first anniversary of the Closing Date, (i) the Sellers, severally, shall have the option to sell their respective Put/Call Warrants to the Purchasers, pro rata based on their respective Purchaser Proportions, at a price of $0.50 per warrant, as set forth on Schedule I hereto (the "Put Option"), and (ii) the Purchasers, severally, pro rata based on their respective Purchaser Proportions, shall have the option to purchase the Put/Call Warrants from the respective Sellers, at a price of $0.80 per warrant, as set forth on Schedule I hereto (the "Call Option"). The Put Option or the Call Option shall be exercisable by written notice to both Purchasers or to all the Sellers, as the case may be, which notice shall be irrevocable. Once such notice has been delivered with respect to any Put/Call Warrants, the corresponding option relating to such Put/Call Warrants shall terminate. For the avoidance of doubt, any exercise by any Seller of the Put Option must give equal treatment to both Purchasers, pro rata based on their respective Purchaser Proportions, and any exercise by any Purchaser of the Call Option must give equal treatment to all Sellers, pro rata based on their respective Seller Proportions. Closing of the Put Option or the Call Option transaction shall be ten Business Days from the date of exercise thereof and shall be conditioned upon the receipt of representations and warranties similar to those set forth in Sections 3 and 4 hereof mutatis mutandis, which representations and warranties shall be true and correct in all respects as of the closing date designated for the Put Option or the Call Option transaction. The exercise price per warrant of the Put Option and the Call Option shall be subject to equitable adjustment for stock splits, recombinations and similar events occurring between the date hereof and the exercise date, as well as for any dividends paid by the Company during such period. The Put Option and the Call Option, if either is not exercised prior, shall terminate on the earlier to occur of (i) the second anniversary of the Closing Date and (ii) the date on which the Put/Call Warrants have been listed for trade on a stock market. Neither the Put Option nor the Call Option shall be assignable. Nothing herein shall restrict the ability of any Seller to exercise all or a portion of its Put/Call Warrants pursuant to their terms.

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller, jointly and severally, hereby represents and warrants to the Purchasers as of the date hereof and the Closing Date, as follows:

3.1     Organization; Authorization; Enforcement. If such Seller is an entity, such Seller has the requisite power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery by such Seller of this Agreement and the consummation by it of the transactions contemplated hereby has been duly authorized by all necessary action on the part of such Seller and no further action is required by such Seller. This Agreement has been duly executed by such Seller and constitutes the valid and legally binding obligation of such Seller, enforceable against it in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors. Fortissimo Capital (Israel-DP) LP, is an Israeli limited partnership in which (i) Freenet A.K. Communications Ltd., a wholly owned subsidiary of Discount Capital Markets Ltd., which is a wholly owned subsidiary of Israel Discount Bank Ltd., holds 99% and (ii) Fortissimo Capital Fund GP LP owns 1%, of the outstanding partnership interests, respectively.

3.2     Ownership of Securities. Such Seller (i) is the sole record owner and legal owner of the Securities set forth opposite such Seller’s name on Schedule I, (ii) has good, valid and marketable title to such Securities free and clear of all Encumbrances and (iii) is conveying such Securities to the Purchasers free and clear of all Encumbrances that it may have created or suffered to exist. Such Seller has neither previously sold, assigned, conveyed, transferred or otherwise disposed of, in whole or in part, any of the Securities or any rights thereunder, nor is such Seller party to any agreement other than this Agreement to sell, assign, convey, transfer or otherwise dispose of, in whole or in part, any of the Securities or any rights thereunder. Seller has no reason to believe that the Securities have not been duly and validly issued. When delivered to the Purchasers pursuant to the terms hereof, the Securities shall be fully paid and nonassessable, free and clear of all Encumbrances. Such Seller has delivered to the Purchasers true and complete copies of the Warrants.

3.3     No Conflicts. Except as set forth in Schedule 3.3, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or violate any (A) statute, law regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Authority to which Seller is subject or (B) if such Seller is an entity, any provision of such Seller’s organizational documents (each as amended through the date hereof) or (ii) require any notice or consent under, any agreement to which such Seller is a party or by which such Seller is bound or to which the Securities are or may be bound or affected or result in the imposition of any Encumbrance upon the Securities. Specifically, except as set forth in Schedule 3.3, no Person has a right to sell any securities of the Company in connection with the sale of any of the Securities, and if any Person has, or claims to have, such a right, it shall be the sole obligation of the Sellers. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will give rise to a default or penalty under any loan agreements between the Company and its lending banks.

3.4     Governmental Consents. Such Seller is not required to give any notice to, make any filings with, or obtain any authorization of any Governmental Authority in order for the parties to execute, deliver or consummate the transactions contemplated by this Agreement.

3.5     Exempt Offering. Assuming the accuracy of the representations and warranties of the Purchasers set forth in Section 4.2, the offer and sale of the Securities as contemplated hereby are, to the best knowledge of the Sellers, exempt from the registration requirements of the Securities Act. Neither such Seller nor any Person acting on its behalf has taken or is, to the knowledge of such Seller, contemplating taking any action which could subject the offering or sale of such Securities to the registration requirements of the Securities Act. Neither such Seller, nor any of its Affiliates, nor any Person acting on their behalf, has engaged, nor will they engage, in any “direct selling efforts” (within the meaning ascribed to such term in Regulation S promulgated under the Securities Act (“Regulation S”)) with respect to the sale of the Securities. The sale of the Securities by such Seller is not part of a plan or scheme to evade the registration requirements of the Securities Act.

3.6     Fees. No fees or commissions will be payable by the Purchasers to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement based on any arrangement made by or on behalf of such Seller.

3.7     Adequacy of Consideration. Such Seller is aware that the Purchasers in the future may generate greater value with respect to its Securities than such Seller will receive for such Securities pursuant to this Agreement, especially since the Purchasers will become the members of the controlling group of the Company. Such Seller is also aware that the Purchasers may purchase securities of the Company from other shareholders of the Company, including large shareholders, either alone or together with other purchasers, for consideration that may exceed the consideration payable pursuant to this Agreement and/or pursuant to other terms and conditions that may be more favorable to the sellers than the terms and conditions of this Agreement. Such Seller waives any right to receive any consideration for selling its Securities to the Purchasers (other than the consideration specifically payable pursuant to this Agreement) and waives any possible claim against the Purchasers with respect to the fairness of the consideration payable hereunder.

3.8     No Adverse Information. The sale of the Securities pursuant hereto is not prompted by any adverse information concerning the Company that has not been publicly disclosed by the Company.

SECTION 4.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser, severally but not jointly, hereby represents and warrants to the Sellers, as of the date hereof and the Closing Date, as follows:

4.1     Organization; Authorization; Enforcement. Such Purchaser is an entity duly organized and validly existing under the laws of the jurisdiction of its organization. The purchase by such Purchaser of the Securities has been duly authorized by all necessary action on the part of such Purchaser. This Agreement has been duly executed by such Purchaser and constitutes the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors.

4.2     Exempt Offering.

(a) Such Purchaser understands and agrees that the Securities have not been registered under the Securities Act and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Such Purchaser warrants that neither it nor any of its Affiliates nor any Person acting on their behalf has offered or sold, or will offer or sell, any Securities except in an “offshore transaction” in accordance with Regulation S or otherwise pursuant to an exemption from the Securities Act.

(b) No Persons acting on behalf of such Purchaser or any of its Affiliates has engaged or will engage in any “directed selling efforts” (as such term is defined in Regulation S) with respect to the Securities.

(c) Such Purchaser is an experienced investor and is purchasing the Securities for the purpose of investment for its own account and not with a view to distribution or resale, directly or indirectly, to United States persons, in the United States or otherwise in violation of the United States securities laws, without prejudice, however, to such Purchaser’s right at all times to sell or otherwise dispose of all or any part of the Securities in compliance with applicable securities laws. Such Purchaser is not located in the United States and is not a “U.S. person” (as defined in Regulation S).

(d) The contemplated purchase of the Securities is not part of a plan or scheme to evade the registration provisions of the Securities Act.

4.3     Fees. No fees or commissions will be payable by such Purchaser to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement based on any arrangement made by or on behalf of such Purchaser.

4.4     No Conflicts. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or violate any (A) statute, law regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Authority to which such Purchaser is subject or (B) any provision of such Purchaser’s organizational documents (each as amended through the date hereof) or (ii) require any notice or consent under, any agreement to which such Purchaser is a party or by which such Purchaser is bound.

SECTION 5.	ADDITIONAL COVENANTS OF THE PARTIES

5.1     Further Assurance. Each of the parties shall promptly execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Each such party shall use its reasonable efforts (i) to fulfill or obtain the fulfillment of the conditions to the Closing as promptly as practicable and (ii) to assist each of the other parties, to the extent practicable and reasonable under the circumstances, to do the same.

5.2     Publicity and Confidentiality. The parties shall not disclose the terms of this Agreement to any third party, nor issue any press release, publicity statement or other public notice relating to this Agreement or the transactions contemplated by this Agreement without first obtaining the prior consent of the other parties to this Agreement, provided that a party shall not be precluded from making such filings or giving such notices as may be required by law or the rules of any stock market, including without limitation, Schedule 13D.

5.3     Dividends and Distributions. Each Seller will promptly pay or transfer to or to the order of the applicable Purchaser, upon receipt by such Seller, any dividend or distribution declared or other rights declared or distributed by the Company in respect of the Securities for which a record date occurs prior, on or after the Closing Date and which are paid or distributed by the Company to the Sellers on or after the date hereof.

5.4     Withholding Tax.

(a)     Each of the Purchasers shall be entitled to deduct and withhold from the Consideration otherwise payable pursuant to this Agreement to any Seller the amounts required to be deducted and withheld from any payment pursuant to this Agreement under any applicable law or regulation, provided, however, that if the Sellers obtain a tax ruling and/or exemption from any applicable Governmental Authority in a form reasonably satisfactory to each Purchaser, deduction and withholding of any amounts under the tax laws of such Governmental Authority’s jurisdiction shall be made in accordance with the provisions of such ruling and/or exemption. To the extent that amounts are so withheld by the Purchasers, such withheld amounts (i) shall be remitted by the Purchasers to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the applicable Seller in respect of which such deduction and withholding was made by the Purchasers.

(b)     Notwithstanding anything to the contrary in this Agreement, since two of the Sellers have applied for, and expect to receive shortly, tax exemptions or rulings from the Israeli Tax Authority (the “ITA”) relating to their respective withholding tax obligations, the parties agree as follows:

(i) the amount withheld by the Purchasers from the First Payment payable to Fortissimo Capital Fund (Israel-DP), LP (“FF DP”) shall be converted to NIS and deposited in an interest bearing deposit, pending receipt of the applicable tax exemption or ruling, provided, however, that nothing herein shall prevent the Purchasers from transfering the withheld amount to the ITA by the deadline therefor puruant to applicable laws and regulations. In the event that FF DP delivers an exemption certificate or tax ruling to the Purchasers, in a form reasonably satisfactory to each Purchaser, prior to said deadline, the Purchasers shall transfer the withheld funds to FF DP and/or the ITA in accordance with said certificate or ruling. Any amounts so transferred to FF DP shall include interest that actually accrued thereon, less any bank charges; and

(ii) the entire First Payment payable to Fortissimo Capital Fund, LP (“FF Cayman”) shall be withheld by the Purchasers and deposited in the form of US dollars in an interest bearing deposit. In the event that FF Cayman delivers an exemption certificate or tax ruling to the Purchasers, in a form reasonably satisfactory to each Purchaser, the Purchasers shall transfer the withheld funds to FF Cayman and/or the ITA in accordance with said certificate or ruling. In the event that the exemption certificate or tax ruling is delayed, FF Cayman shall be entitled to request that the Sellers transfer the First Payment to it, subject to withholding tax pursuant to applicable laws and regulations. Any amounts so transferred to FF Cayman shall include interest that actually accrued thereon, less any bank charges.

5.5     Notice of Changes. The parties undertake to notify each other promptly upon any change affecting any of their respective representations and warranties in this Agreement or their ability to perform any of their respective obligations hereunder.

5.6     Termination. This Agreement may be terminated by the Purchasers, on the one hand, or by the Sellers, on the other hand, if the Closing shall not have occurred (i) within 60 days from the date of this Agreement, subject to extension by 30 days in the event of any effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction against any of the Sellers (“Injunction”), in which event the relevant Sellers shall act as required under Section 6.4 hereof, or (ii) by such later date as may be agreed upon in writing by the parties hereto; provided, however, that the right to terminate this Agreement under this Section 5.6 shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in the failure of the Closing to occur on or before such date. No such termination shall relieve any party from liability for any prior breach of this Agreement.

5.7     Shareholder Agreement. The Sellers hereby waive their rights to receive notice of, or participate in, any purchases of shares of the Company under Section 8.1 of the Shareholders’ Agreement, dated as of October 31, 2005, among the Sellers and Kanir Joint Investments (2005) Limited Partnership (the “Shareholders Agreement”). Notwithstanding Section 4.1 of the Shareholders Agreement, from the date hereof, each Seller hereby undertakes that it will vote its Shares on any and all matters as instructed by the Purchasers, except for related-party transactions involving the Purchasers and matters that adversely and disproportionately affect the Sellers’ rights and entitlements as compared to the Purchasers’.

5.8     Ongoing Cooperation; Confidentiality. Subject to applicable law, the Sellers and the Purchasers shall meet with each other every one or two months to discuss the status of the open matters set forth in Schedule II hereto and shall cooperate with each other in assisting the Company to wind down its affairs that arose prior closing of the transaction contemplated under, or otherwise relating to, the HP Agreement, including without limitation, ongoing relations with HP, paying banks and other creditors, winding up subsidiaries, resolving litigation and finalizing tax matters. If requests by the Purchasers for the assistance of the Sellers shall require a significant amount of time from the Sellers, then they shall be entitled to reasonable compensation therefor from the Purchasers or the Company, subject to applicable law. Any information obtained by any Seller pursuant to this Section 5.8 or otherwise shall be held in strict confidence. Without limiting the generality of the foregoing, each Seller shall not, and shall each use its best efforts to cause its employees and representatives not to, use information obtained pursuant to this Section 5.8 or otherwise for any purpose unrelated to the computation of the amounts payable to the Sellers pursuant to this Agreement.

5.9     Severability Among the Purchasers. This Agreement is drafted as one agreement with the Purchasers for the sake of convenience only. However, it is confirmed and agreed that there shall be no joint liability among the Purchasers, and a failure to perform by one Purchaser shall not be attached to the other Purchaser, and that, subject to the other terms of this Agreement, the Sellers shall not be entitled to rescind or terminate this Agreement as to those Purchasers who have performed their obligations hereunder. Sellers confirm that they are aware of the severability among the Purchasers.

SECTION6.	THE PURCHASERS’ CLOSING CONDITIONS

The obligation of each of the Purchasers to purchase the Shares and Anti-Dilution Warrants on the Closing Date, as provided in Section 2 hereof, or to purchase the Put/Call Warrants at the date designated for such closing in accordance with Section 2.4 hereof, in either case shall be subject, in the absence of a written waiver by such Purchaser, to the performance by each Seller of its agreements theretofore to be performed hereunder and to the satisfaction, prior thereto or concurrently therewith, of the following further conditions:

6.1     Representations and Warranties. The representations and warranties of each Seller contained in this Agreement shall be true and correct in all respects on and as of the Closing Date as though such warranties and representations were made at and as of such date.

6.2     Compliance with Agreement. Each Seller shall have performed and complied in all respects with all agreements, covenants and conditions contained in this Agreement which are required to be performed or complied with by it prior to or on the Closing Date.

6.3     Closing Certificate. The Purchasers shall have received a certificate from each Seller, duly executed on such Seller’s behalf, certifying to the satisfaction of the conditions specified in Sections 6.1 and 6.2 and 6.6.

6.4     Injunction. There shall be no effective Injunction issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as herein provided. In the event that such an Injunction is issued by a court of competent jurisdiction, the Sellers shall use their best efforts to remove it within 30 days from the date of its issuance. If the same is not removed with respect to one or two Sellers within said 30 days, then the Purchasers shall be entitled to effect the Closing with the other Seller(s), without relieving the enjoined Sellers from any obligations under this Agreement.

6.5     Closing Documents. The Sellers shall have delivered to the Purchasers all instruments and documents required to be delivered by them pursuant to Section 2.2(b) and all such instruments and documents shall be in form and substance reasonably satisfactory to each of the Purchasers.

6.6     Bank Repayment. The Company’s lending banks shall have been repaid in full for all obligations owing to them by the Company, and all agreements between said banks and the Company shall have been terminated.

6.7     Assignment of Registration Rights. The Sellers shall have executed and delivered to the Purchasers assignment documents evidencing the assignment of any and all registration rights relating to the Securities, such documents to be in form and substance reasonably satisfactory to the Purchasers, subject, in each case, to the terms and provisions of the applicable registration rights agreement.

6.9     Director Resignations. As may be requested by the Purchasers, any directors of the Company that were designated by any of the Sellers shall have delivered to the Purchasers, for submission to the Company, a letter of resignation from the Company’s Board of Directors, in form and substance reasonably satisfactory to the Purchasers (to include a waiver of any and all claims which any of the directors has or may have against the Company or against any other Person that has a right to be indemnified by or have any recourse against the Company as a result of such claim being asserted against such Person).

6.10     Agreement Terminations. The Shareholders Agreement, as well as the Management Agreement, dated as of September 26, 2005, between the Company and Fortissimo Capital Fund GP, LP, shall have been terminated by mutual consent of the parties thereto, such parties waiving any and all claims against the other, without consideration (other than payment of the pro rata portion of the management fee for the period of the fiscal year up to the date of such termination).

SECTION 7.	THE SELLERS’ CLOSING CONDITIONS

The obligation of the Sellers to sell the Shares and Anti-Dilution Warrants on the Closing Date, as provided in Section 2 hereof, or to sell the Put/Call Warrants at the date designated for such closing in accordance with Section 2.4 hereof, in either case shall be subject, in the absence of a written waiver by the Sellers, to the performance by each Purchaser of its agreements theretofore to be performed hereunder and to the satisfaction, prior thereto or concurrently therewith, of the following further conditions:

7.1     Representations and Warranties. The representations and warranties of each Purchaser contained in this Agreement shall be true on and as of the Closing Date in all respects as though such warranties and representations were made at and as of such date.

7.2     Compliance with Agreement. Each Purchaser shall have performed and complied in all respects with all agreements, covenants and conditions contained in this Agreement which are required to be performed or complied with by it prior to or on the Closing Date.

7.3     Closing Certificate. The Sellers shall have received a certificate from each Purchaser, duly executed on the Purchaser’s behalf, certifying to the satisfaction of the conditions specified in Sections 7.1 and 7.2.

7.4     Injunction. There shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as herein provided.

SECTION 8.	INDEMNIFICATION

8.1     Indemnification by the Sellers. The Sellers shall jointly and severally indemnify, defend and hold harmless each Purchaser, its affiliates and their respective directors, officers, employees or representatives, from and against any and all claims, costs, expenses, damages, liabilities or losses (including, without limitation, from and against any judgment, settlement, reasonable attorneys’ fees and other reasonable out-of-pocket costs or expenses incurred in connection with the defense of any action or threatened action or proceeding) (collectively, “Claims”) to the extent relating to or arising out of any breach of any representation, warranty, covenant or agreement of the Sellers contained in this Agreement.

8.2    Indemnification by the Purchasers. Each Purchaser, severally and not jointly, agrees to indemnify, defend and hold harmless the Sellers from and against any and all Claims to the extent relating to or arising out of any breach of any representation, warranty, covenant or agreement of such Purchaser contained in this Agreement.

8.3     Third Party Claims. Promptly after the receipt by any of the Sellers or the Purchasers of notice of any claim, action, suit or proceeding by any person or entity who is not a party to this Agreement (collectively, an “Action”) which is subject to indemnification pursuant to Section 8.1 or 8.2 above, as applicable, such party (the “Indemnified Party”) shall give written notice of such Action to the party from whom indemnification is claimed (the “Indemnifying Party”). The Indemnified Party’s failure to so notify the Indemnifying Party of any such matter shall not release the Indemnifying Party, in whole or in part, from its obligations to indemnify under this Section 8, except to the extent the Indemnified Party’s failure to so notify actually and materially prejudices the Indemnifying Party’s ability to defend against such Action. Unless otherwise agreed by the parties, the Indemnified Party shall be entitled, at the sole expense and liability of the Indemnifying Party, to exercise full control of the defense, compromise or settlement of any such Action unless the Indemnifying Party, within a reasonable time after the giving of such notice by the Indemnified Party, shall: (i) admit in writing to the Indemnified Party, the Indemnifying Party’s liability to the Indemnified Party for such Action under the terms of this Section 8; (ii) notify the Indemnified Party in writing of the Indemnifying Party’s intention to assume the defense thereof; and (iii) retain legal counsel reasonably satisfactory to the Indemnified Party to conduct the defense of such Action. The Indemnified Party and the Indemnifying Party shall cooperate with the party assuming the defense, compromise or settlement of any such Action in accordance herewith in any manner that such party reasonably may request. If the Indemnifying Party so assumes the defense of any such Action, the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel shall be the expense of the Indemnified Party unless (A) the Indemnifying Party has agreed to pay such fees and expenses, (B) any relief other than the payment of money damages is sought against the Indemnified Party or (C) the Indemnified Party shall have been advised by its counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party, and in any such case the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Party. No Indemnified Party shall settle or compromise or consent to entry of any judgment with respect to any such Action for which it is entitled to indemnification hereunder without the prior written consent of the Indemnifying Party. No Indemnifying Party shall, without the written consent of the Indemnified Party, settle or compromise or consent to entry of any judgment with respect to any such Action in which any relief is sought against any Indemnified Party unless such settlement, compromise or consent includes as an unconditional term thereof the giving by the claimant, petitioner or plaintiff, as applicable, to such Indemnified Party of a release from all liability with respect to such Action. It is hereby clarified and agreed that the Indemnifying Party’s admission referred to in clause (i) above of its liability to the Indemnified Party for an Action filed on the grounds set forth in this Section 8.3 shall not be deemed as an admission that any liability exists by the Indemnifying Party toward any party other than toward the Indemnified Party.

8.4    Survival of Representations and Warranties. The representations and warranties of the Sellers and the Purchasers contained in Sections 3 and 4, respectively, shall survive the Closing.

SECTION 9.	DISPUTE RESOLUTION

9.1 General. Any dispute arising out of or relating to this agreement shall be resolved in accordance with the procedures specified in this Section 9, which shall be the sole and exclusive procedures for the resolution of any such disputes; provided, however, that a party may commence legal proceedings and/or seek interlocutory or other conservatory relief whether for the purpose of protecting that party’s rights under applicable limitation or prescription rules or otherwise. For such purposes, each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Tel-Aviv courts, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper.

9.2     Direct Negotiation.

(a)      The parties shall attempt in good faith to resolve any dispute arising out of or relating to this agreement promptly by negotiation between executives.

(b)      All negotiations pursuant to this clause are confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of confidentiality, evidence and professional secrecy.

9.3     Binding Arbitration.

(a)      Any controversy or claim not so resolved within 21 days of the commencement of direct negotiations shall be finally settled by arbitration in Israel in accordance with the Israel Arbitration Law, 1968, before a single arbitrator experienced in the disputed matter. The language of the arbitration shall be Hebrew. The arbitrator shall give his reasoned decision in writing, and his decision shall be binding and conclusive on the parties. The parties shall mutually select an arbitrator. If they do not agree on the identity of the arbitrator within an additional seven Business Days, the arbitrator shall be selected by the chairman of the Israeli Society of Certified Public Accountants.

(b)     The parties shall endeavor to conclude the arbitration process within four months. If necessary, they shall extend the arbitration period for up to an additional three months. The arbitrator shall apportion the costs of the arbitration as he sees fit, taking into consideration the intent of the parties as set forth herein. The intent of the parties is to have the party who is most at fault for the time and cost of arbitration to be required to pay for the costs thereof in order that each party has economic incentive to work together to resolve any differences that may arise between them.

SECTION 10.	MISCELLANEOUS

10.1     Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced solely in accordance with the internal laws of the State of Israel, without regard to the principles of conflicts of law thereof.

10.2     Paragraph and Section Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

10.3     Notices

(a)     All communications under this Agreement shall be in writing and shall be delivered by hand or facsimile or mailed by a U.S.- based overnight courier or by registered mail or certified mail, postage prepaid:

if to the Purchasers:

(i) Kanir Joint Investments (2005) Limited Partnership
Erdinast, Ben Natan & Co., Law Offices
4 Berkowitz Street
Museum Tower
Tel Aviv, Israel
Fax: +972-3-777-0101
Attention: Roy Kaner, Adv.

with a copy to (which shall not constitute notice):

Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Weizmann Street
Tel-Aviv 64239, Israel
Facsimile: +972-3-608-9855
Attention: Ido Gonen, Adv. and Adam M. Klein, Adv.

(ii) S. Nechama Investments (2008) Ltd.
c/o Caspi & Co. Law Offices
33 Yaavetz Street
Tel Aviv, Israel
Fax: +972-3-796-1001
Attention: Ram Caspi, Adv.

if to the Sellers:

c/o Fortissimo Capital Fund GP L.P.
14 Hamelacha Street Park Affek
P.O.B. 11704
Rosh Haayin 48091 Israel
Fax: (972) 3-915-7411
Attention: Yuval Cohen

(b)     Any notice so addressed shall be deemed to be given: if delivered by hand or facsimile, on the date of such delivery (of if such date is not a Business Day, on the next Business Day); if mailed by courier, on the second Business Day following the date of such mailing; and if mailed by registered or certified mail, on the fifth Business Day after the date of such mailing.

10.4     Expenses. The parties acknowledge that, unless otherwise provided herein, all costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby are the sole responsibility of each respective party and the parties will pay their respective costs and expenses.

10.5     Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties. No party shall be entitled to assign this Agreement without the consent of the other parties.

10.6     Entire Agreement; Amendment and Waiver. This Agreement constitutes the entire understandings of the parties hereto and supersedes all prior agreements or understandings with respect to the subject matter hereof among such parties. This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the written consent of the Sellers and the Purchasers. Notwithstanding the foregoing, subject to the applicable securities law, each Purchaser shall be entitled to assign this Agreement to any Affiliates of such Purchaser without such consent, provided that at the time of such assignment, (i) each Seller is given written notice by such Purchaser at the time of such assignment stating the name and address of such assignee, and the number of Securities with respect to which such assignment is being made, and that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement, including without limitation, the provisions of this Section 10.6 and (ii) each assignee shall furnish the Sellers and with the assignee's written agreement to be bound by this Agreement and confirming the accuracy of the representations and warranties set forth in Section 3 with respect to such assignee. Notwithstanding any such assignment, such Purchaser shall continue to be responsible for the timely and full payment of its applicable portion of the Consideration to each Seller.

10.7     Severability. In the event that any part or parts of this Agreement shall be held illegal or unenforceable by any court or administrative body of competent jurisdiction, such determination shall not effect the remaining provisions of this Agreement which shall remain in full force and effect.

10.8     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

10.10     Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchasers and the Sellers will be entitled to specific performance under this Agreement.

10.10     No Third-Party Beneficiaries. Except as otherwise set forth herein, this Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assignees.

[SIGNATURE PAGES IMMEDIATELY FOLLOW]

IN WITNESS WHEREOF the parties have signed this Securities Purchase Agreement as of the date first hereinabove set forth.

THE PURCHASERS:

KANIR JOINT INVESTMENTS (2005) LIMITED PARTNERSHIP

BY: KANIR INVESTMENTS LTD.
Its General Partner

By:	/s/ Menahem Raphael
Name: Menahem Raphael
Title: Director

By:	/s/ Ran Fridrich
Name: Ran Fridrich
Title: Director

S. NECHAMA INVESTMENTS (2008) LTD.

By:	/s/ Shlomo Nechama
Name: Shlomo Nechama
Title: Director

THE SELLERS:

FORTISSIMO CAPITAL FUND, LP
By FORTISSIMO CAPITAL FUND GP, L.P.
Its General Partner
By FORTISSIMO CAPITAL (GP) MANAGEMENT LTD.
Its General Partner

By:	/s/ Yuval Cohen
Name: Yuval Cohen
Title: Director

[First Signature Page to Securities Purchase Agreement]

FORTISSIMO CAPITAL FUND (ISRAEL), LP
By FORTISSIMO CAPITAL FUND GP, L.P.
Its General Partner
By FORTISSIMO CAPITAL (GP) MANAGEMENT LTD.
Its General Partner

By:	/s/ Yuval Cohen
Name: Yuval Cohen
Title: Director

FORTISSIMO CAPITAL FUND (ISRAEL-DP), LP
By FORTISSIMO CAPITAL FUND GP, L.P.
Its General Partner
By FORTISSIMO CAPITAL (GP) MANAGEMENT LTD.
Its General Partner

By:	/s/ Yuval Cohen
Name: Yuval Cohen
Title: Director

[Second Signature Page to Securities Purchase Agreement]

Schedule 3.3

In a Term Sheet dated September 12, 2005, the Sellers granted a right of co-sale to Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. with respect to warrant to purchase an aggregate of 8,000,000 ordinary shares of the Company.

Letter Agreement

March 27, 2008

Fortissimo Capital Fund, LP
Fortissimo Capital Fund (Israel), LP
Fortissimo Capital Fund (Israel-DP), LP
14 Hamelacha Street
Rosh Ha’ayin, Israel

Gentlemen:

Reference is made to (i) the Securities Purchase Agreement dated as of even date herewith among Kanir Joint Investments (2005) Limited Partnership and S. Nechama Investments (2008) Ltd. as the purchasers and you as the sellers, relating to the purchase and sale of ordinary shares and warrants in Nur Macroprinters Ltd., an Israeli company (the “Company”), and (ii) the Term Sheet dated as of September 12, 2005 in which, in connection with your acquisition of control of the Company, you granted a right of co-sale to Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. (collectively, the “Banks”) with respect to warrants to purchase an aggregate of 8,000,000 ordinary shares of the Company at the exercise price of $0.35 per share (the “Co-sale Right”).

The undersigned hereby agree, severally and not jointly, that in the event that any of the Banks exercises its Co-sale Right, in whole or in part, within 14 days of the date hereof, then the undersigned, within 21 days of the receipt of written notice of such exercise, shall purchase from you, concurrently with your purchase from the Banks, the warrants elected to be sold by any such Bank pursuant to its Co-sale Right, at the price of $0.435 per warrant (subject to equitable adjustment for stock splits, recombinations and similar events occurring between the date hereof and the closing date of our purchase of warrants), in the respective amounts set forth in Schedule 1 hereto. This undertaking is subject to our prior review and approval of the documentation governing your purchase of such warrants from the Banks, which shall not be unreasonably withheld or delayed. In no event shall the undersigned be obliged to purchase, or pay any consideration in respect of, more than an aggregate of 8,000,000 warrants of the Company.

This Letter Agreement shall be governed by Israeli law and may be executed in any number of counterparts, each of which will be an original but all of which taken together shall constitute one instrument. This Letter Agreement shall not confer any rights or remedies upon the Banks or any other person other than the parties hereto.

Very truly yours,

/s/ Menahem Raphael
Menahem Raphael

/s/ Ran Fridrich
Ran Fridrich

/s/ Joseph Mor
Joseph Mor

/s/ Shlomo Nechama
Shlomo Nechama

Accepted and agreed as of the
date first written above:

FORTISSIMO CAPITAL FUND, LP
By FORTISSIMO CAPITAL FUND GP, L.P.
Its General Partner
By FORTISSIMO CAPITAL (GP) MANAGEMENT LTD.
Its General Partner

By:	/s/ Yuval Cohen
Name: Yuval Cohen
Title: Director
FORTISSIMO CAPITAL FUND (ISRAEL), LP
By FORTISSIMO CAPITAL FUND GP, L.P.
Its General Partner
By FORTISSIMO CAPITAL (GP) MANAGEMENT LTD.
Its General Partner

By:	/s/ Yuval Cohen
Name: Yuval Cohen
Title: Director

FORTISSIMO CAPITAL FUND (ISRAEL-DP), LP
By FORTISSIMO CAPITAL FUND GP, L.P.
Its General Partner
By FORTISSIMO CAPITAL (GP) MANAGEMENT LTD.
Its General Partner

By:	/s/ Yuval Cohen
Name: Yuval Cohen
Title: Director

2

Schedule 1

Allocation among the Purchasers

First, Shlomo Nechama shall purchase up to 3,389,861 warrants.

The balance of up to 4,610,139 warrants, if any, shall be allocated among the purchasers as follows:

Name of Purchaser	Percentage of Balance
Menachem Raphael	16-2/3%
Ran Fridrich	16-2/3%
Joseph Mor	16-2/3%
Shlomo Nechama	50%
Total	100%

3